AMPICITY, INC.

FINANCIAL STATEMENTS
For the period from October 5, 2022 (Date of Incorporation) to
June 30, 2023

(Expressed in United States Dollars)

AMPICITY, INC.

Table of Contents
Financial Statements for the period
from October 5, 2022 (Date of Incorporation) to June 30, 2023



45 Sheppard Avenue East, Suite 703
Toronto, ON M2N 5W9
Main 416 924-4900
Fax 416 924-9377
www.dntwtoronto.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Ampicity Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Ampicity Inc. (the "Company") as of June 30, 2023, and the related statements of operations, stockholders' equity, and cash flows for the year ended in the period from inception to June 30, 2023, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Material Uncertainty Related to Going Concern

The Company incurred a net loss during the year ended June 30, 2023 and, as of that date, the Company's current liabilities exceeded its total assets. As stated in Note 3, these events or conditions indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.



DNTW CHARTERED PROFESSIONAL ACCOUNTANTS

45 Sheppard Avenue East, Suite 703
Toronto, ON M2N 5W9
Main 416 924-4900
Fax 416 924-9377
www.dntwtoronto.com

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

We have determined that there are no key audit matters to communicate in our report.

We have served as the Company's auditor since 2023

DNTW Toronto LLP

Chartered Professional Accountants
Licensed Public Accountants

October 31, 2023
Toronto, Ontario

AMPICITY, INC.

BALANCE SHEET
As at June 30, 2023
Expressed in United States Dollars, except number of share

	Note		
Assets			
Current assets			
Cash		$	10,000
			10,000
Total assets		**$**	**10,000**
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	4	$	10,001
Note payable to related party	7	$	10,000
Total liabilities		**$**	**20,001**
Shareholders' deficit			
Common stock (par value $0.001, authorized shares 20,000,000, Nil shares issued and outstanding)	5		-
Accumulated Deficit		$	(10,001)
Total shareholders' deficit		**$**	**(10,001)**
Total liabilities and shareholders' deficit		**$**	**10,000**

The accompanying notes are an integral part of this financial statement.

AMPICITY, INC.

STATEMENT OF OPERATIONS
For the period from October 5, 2022 (Date of incorporation) to June 30, 2023
Expressed in United States Dollars

Expenses:		
Research and Development expenses	$	5,820
General Administrative expenses		181
Professional fees		4,000
Total expenses		10,001
Net loss	$	(10,001)

The accompanying notes are an integral part of this financial statement.

AMPICITY, INC.

STATEMENT OF CHANGES OF SHAREHOLDERS' DEFICIT
For the period from October 5, 2022 (Date of incorporation) to June 30, 2023
Expressed in United States Dollars, except number of share

	Note	Capital Stock		Additional Paid-in Capital	Accumulated Deficit	Total
		Shares	Amount			
Balance October 5, 2022		-	$ -	$ -	$ -	$ -
Net loss		-	$ -	$ -	$ (10,001)	$ (10,001)
Balance June 30, 2023		-	$ -	$ -	$ (10,001)	$ (10,001)

The accompanying notes are an integral part of this financial statement.

AMPICITY, INC.

STATEMENT OF CASH FLOWS
For the period from October 5, 2022 (Date of incorporation) to June 30, 2023
Expressed in United States Dollars

	Note		
Operating Activities			
Net loss		$	(10,001)
Change in operating assets and liabilities			
Accounts payable and accrued liabilities		$	10,001
Cash provided by operating activities		$	-
Financing activities			
Proceeds from note payable to related party	7	$	10,000
Cash provided by financing activities		$	10,000
Cash, beginning of period		$	-
Net increase (decrease) in cash		$	10,000
Cash, end of period		$	10,000
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest		$	-
Cash paid for income taxes		$	-

The accompanying notes are an integral part of this financial statement.

Notes to the Financial Statements
For the period from October 5, 2022 (Date of Incorporation) to June 30, 2023
(Expressed in United States dollars)

1. Nature of Operations and Basis of Presentation

Description of the Company

Ampicity, Inc. a Delaware corporation with its corporate office in Cornelius, North Carolina, was incorporated on October 5, 2022, and is committed to powering the future of sustainable transportation by providing off-grid, high-speed electric vehicle charging services. Our unique approach leverages repurposed green batteries, aligning environmental responsibility with innovation. We strive to offer reliable and efficient charging solutions that meet the needs of EV owners, while contributing to a greener and more sustainable world.. We refer to Ampicity, Inc. as "Ampicity," the "Company," "us," "we" and "our" in this financial statement.

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). Preparing our financial statements requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies.

We believe that the assumptions underlying our financial statements are reasonable. However, these financial statements do not present our future financial position, the results of our future operations and cash flows.

2. Significant Accounting Policies

a) Use of estimates and judgments

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Recognition, Measurement and Disclosure

The carrying amounts of cash reported on our balance sheet approximates fair value as we maintain them with various high-quality financial institutions. The accounts payable and accrued liabilities are short-term in nature.

We disclose the fair value of our financial instruments based on the fair value hierarchy using the following three categories:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data. As of June 30, 2023, the company does not have any level 2 financial instruments.

Notes to the Financial Statements
For the period from October 5, 2022 (Date of Incorporation) to June 30, 2023
(Expressed in United States dollars)

2. Significant Accounting Policies (Continued)

Level 3 — Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment. As of June 30, 2023, the company does not have any level 3 financial instruments.

b) Cash and Cash Equivalents

The Company is exposed to credit risk on its cash in the event of default by the financial institutions to the extent account balances exceed the amount insured by the FDIC, which is $250,000. As at June 30, 2023, the Company did not have any cash in excess of the insured FDIC limit.

c) Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with Financial Accounting Standards Board ("FASB") ASC 740, Income Taxes ("ASC 740"), for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. The current tax year will end on December 31, 2023, which remains open to assessment by the US federal and state tax authorities.

3. Going Concern

These financial statements are prepared on a going concern basis. The Company has not yet begun operation as of June 30, 2023. The Company has raised or will raise sufficient cash to continue with its operations. These factors create substantial doubt about the Company's ability to continue as a going concern within the twelve-month period subsequent to the date that these financial statements are

AMPICITY, INC.

Notes to the Financial Statements
For the period from October 5, 2022 (Date of Incorporation) to June 30, 2023
(Expressed in United States dollars)

3. Going Concern (Continued)

issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

4. Accounts Payable and Accrued Liabilities

		As at June 30, 2023
Accounts payable and accrued liabilities	$	10,001
Total	**$**	**10,001**

The Accounts payable and accrued liabilities represent the invoices received but not paid as at June 30, 2023.

5. Capital Stocks

a) Authorized

The Company is authorized to issue 20,000,000 shares of common stock with par value of $0.001 per common stock.

b) Issued and outstanding

As at June 30, 2023, Nil shares of common stock were outstanding as the Company was recently incorporated.

6. Income Tax

As of June 30, 2023, the Company had net loss of $10,001. The effective tax rate is expected to be 21% for the year ended June 30, 2023. There is no state tax effect for the current period because the Company does not have income activities in any states.

The provision for Federal income taxes consist of the following for the year ended June 30, 2023:

Current	$ –
Deferred	–
Net provision for Federal income taxes	$ –

The income tax recovery differs from the amount that would have resulted from applying the federal income tax rate to income before tax expenses as follows:

Loss before income taxes:	$10,001
Federal tax rate	21%
Tax recovery at statutory rates	2,100
Change in valuation allowance	(2,100)
	$ –

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences because it is not probable that future taxable profit will be available against which the Company can utilize the benefits there from:

AMPICITY, INC.

Notes to the Financial Statements
For the period from October 5, 2022 (Date of Incorporation) to June 30, 2023
(Expressed in United States dollars)

6. Income Tax (Continued)

Non-capital losses carried forward	$10,001
Valuation allowance	(10,001)
	$ -

For income tax purposes, the Company has $10,001 in losses carried forward from the current period which can be used to reduce future year's taxable income. The Company's utilization of any net operating loss carry forward may be unlikely as a result of its intended activities. The increase of valuation allowance is primarily due to the increase of net operating losses in the current period. The management believes it is more likely than not that these assets will not be realized in the future.

7. Related Party Balances and Transactions

Donald Klahre and Joe Lynch are Directors of the Company. During the year ended June 30, 2023, Mr. Klahre and Mr. Lynch have loaned an aggregate amount of $10,000 (the "Principal") to the Company to fund its operations and in return, the Company issued Promissory Notes to Mr. Klahre and Mr. Lynch. As the promissory notes are short term and no annum interest was charged, the carrying amount approximates the principal as of June 30, 2023, and is recorded as notes payable to related parties on the balance sheet.